

November 4, 2014

Via E-Mail
Mr. Andy Ruppanner
Chief Executive Officer
TOA Distribution Systems, Inc.
5700 University West Blvd West
Suite 304
Albuquerque, NM 87106

     Re: **TOA Distribution Systems, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2014
              Filed July 14, 2014
              File No. 333-153863

Dear Mr. Ruppanner:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Mining